                                      MD
                                 ------------
                                 HEALTHSHARES






                                 ANNUAL REPORT

                                TO SHAREHOLDERS



                                  APRIL 1999







      ___________________________________________________________________
      3029 South Sherwood Forest Blvd., Suite 200, Baton Rouge, LA  70816

                          MD HEALTHSHARES CORPORATION
                                 ANNUAL REPORT
                                  April, 1999
                                _______________

MD HEALTHSHARES CORPORATION is pleased to present this Annual Report to the shareholders of the Corporation to update you on the progress of the Company and its subsidiary managed care organization, Patient's Choice. This report is presented in advance of the Corporation's Annual Meeting, which is scheduled for Saturday, May 15, 1999, in Baton Rouge.

MEMBERSHIP
A key measure of any plan's progress is its growth in membership, which is now approaching 10,000 members, mostly in the New Orleans, Baton Rouge, Alexandria and Shreveport markets. This represents a tremendous jump in membership from November when our membership was approximately 3,000.

A significant factor in this increase was the conversion to Patient's Choice of certain members associated with Advantage Health Plan (AHP). Under this arrangement, which was approved by the Louisiana Department of Insurance, AHP discontinued its HMO coverage on January 31, 1999. Patient's Choice offered these members a continuation of coverage on a guaranteed issue basis, and more than 4,500 members elected to place their coverage with the Company. The conversion did not include AHP's business with the State Employees Group Benefits Program or AHP's Medicare risk product. Under the arrangement, the Company received a cash payment of $1.75 million from AHP. An important element of this arrangement was the right of Patient's Choice to price this business at actuarially sound rates. In addition to the increased membership, the conversion created greater general awareness of the Company in our primary markets among individuals, employers, brokers and providers.

INFRASTRUCTURE DEVELOPMENT
Much of the Company's energies over the past year focused on the development of infrastructure and systems to accommodate anticipated rapid expansion and growth.

Management Information System. Primary was the installation of a management information and claims payment system. The cost of medical care is a key indicator of a managed care company's performance. It is essential that a health plan have immediate access to its data and the capability to shape data into the reports needed to monitor the Company's performance. The system selected and just recently installed is user-friendly and highly expandable for significant increases in membership.

Claims Payment. Claims processing has also improved considerably with the installation of the new system and the recruitment of a complete claims staff. Now with the Company's own system and staff in place, we anticipate timely and accurate processing of claims.

Staffing. The Company is dedicated to providing excellent service to its customers and providers. To that end we have strengthened our staffing in all areas with a professional staff of more than 40 individuals. We were fortunate, because our staffing needs occurred as other managed care companies were in the process of moving systems out of state or reducing staff. The Company benefited from a surplus of talented, experienced managed care staff who were all anxious to join a new company with strong growth potential. All areas of the Company have increased its staffing to accommodate the increasing number of providers serving the plan and the growing number of members. Staffing is carefully controlled through a key indicator monitoring system with review by senior management to ensure that the Company maintains a lean level of staffing.

New Offices. The expansion of staff and systems required that MD HealthShares and Patient's Choice move to a larger headquarters office in Baton Rouge. New office space was located, and the Company now occupies the second floor of an office building at 3029 South Sherwood Forest Boulevard. All shareholders are welcome to visit the offices, meet the staff and observe operations.

MEDICAL AFFAIRS
The past year saw significant accomplishments in the Department of Medical Affairs. The Medical Executive Committee, comprised of physician advisors from each region and the chairs of its various committees, completed its training and is now focused on the real business of medical management for the Company. The department coordinated the development of 17 Specialty Advisory Work Groups, which reviewed the guidelines used in the Company's medical management program. These groups involved the active participation of more than 100 shareholders from all regions of the state and in every major specialty. With this input, the Board of Directors approved the Patient's Choice Medical Management Program in October.

The department also worked with its shareholder psychiatrists to develop a psychiatric network. Unlike most managed care companies, which "carve out" mental health services to outside networks, Patient's Choice is working with its shareholders to design and implement the psychiatric benefits associated with its various plans. This included contracting with a statewide network to provide the mental health professionals who complement the work of the psychiatrists.

Other activities in the Department of Medical Affairs included:
 .   Retaining a Utilization Review Manager, Quality Review Manager, Managed
    Care Coordinators, Intake Coordinators, and a full credentials department.
 .   Preparing and getting approved the Medical Quality Management Program, the
    Quality Management/Quality Improvement work plan, and the delegated credentialing policy.
 .   Initiating an educational program on Attention Deficit Hyperactivity
    Disorder in cooperation with the Louisiana State Medical Society for CME credit.

NETWORK DEVELOPMENT
The Company's network has been expanded in many regions beyond the original shareholder providers. The Board of Directors approved this action after extensive, detailed analysis of the Company's network, the existing gaps in specialty and regional coverage, and in-depth comparison to networks of competitive plans. This action was necessary in order for Patient's Choice to more effectively market its plans and to offer a competitive network to employers and individuals. The addition of these physicians and groups has greatly enhanced the marketability of the Company's health plans.

SALES AND MARKETING
Patient's Choice made considerable advances in its sales and marketing efforts. The Company has weathered the initial skepticism of brokers and employers toward any new plan in the market. Broker relationships have been strengthened and the number of quotes submitted to the Company has increased significantly. Account representatives have been added to more effectively market plans to large and small groups and to work cooperatively with brokers and consultants. In addition, the Company added an individual plan in late 1998, which has successfully attracted additional members with minimal marketing expense.

In addition to the AHP business, the Company was selected by a national consulting firm to be one of the HMO options for the East Baton Rouge Parish School System The plan is also the exclusive health insurer for the Rapides Parish Police Jury and Turner Professional Services, a professional employee services firm. As these kinds of major groups become affiliated with Patient's Choice, the Company gains additional attention from other employers and brokers in each region. As a physician-owned managed care company, Patient's Choice has benefited from shareholders that are willing to contact and visit employers and large groups to demonstrate physician support for the Company.

MALPRACTICE INSURANCE DISCOUNT PROGRAM
The MD HealthShares malpractice insurance discount program, conducted in cooperation with National Advantage Insurance Agency in Baton Rouge, has successfully placed more than 325 shareholders in new insurance arrangements at significant discounts in their professional liability insurance premiums. Through this group purchasing program, National Advantage negotiates new premiums with either LAMMICO or CNA. Some shareholders have saved as much as one-half of their premium. If you have not had a quote through this service, it is worth your time to investigate the possibilities. For more information, contact our Provider Relations Department.

MD HEALTHSHARES
CORPORATION AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 1998 AND 1997,
AND RELATED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS, STOCKHOLDERS' EQUITY (DEFICIT),
AND CASH FLOWS FOR EACH OF THE THREE YEARS IN THE PERIOD
ENDED DECEMBER 31, 1998 AND INDEPENDENT AUDITORS' REPORT

[LETTERHEAD OF DELOITTE & TOUCHE APPEARS HERE]

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
 MD HealthShares Corporation:

We have audited the accompanying consolidated balance sheets of MD HealthShares Corporation and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of operations and comprehensive loss, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


/s/ DELOITTE & TOUCHE LLP
---------------------------

March 1, 1999

MD HEALTHSHARES CORPORATION AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1998 AND 1997
------------------------------------------------------------------------------

ASSETS                                                                       1998                 1997
CURRENT ASSETS:
  Cash and cash equivalents                                              $ 2,112,479          $ 1,408,901
  Marketable securities (Note 2)                                           2,808,827            4,840,825
  Premiums receivable                                                        196,851               24,554
  Advances to providers                                                       35,000                    -
  Interest receivable                                                         54,524               55,095
  Prepaid expenses                                                            78,613               95,518
                                                                         -----------          -----------
           Total current assets                                            5,286,294            6,424,893
                                                                         -----------          -----------
RESTRICTED DEPOSITS (Note 7)                                               1,000,000            1,000,000

EQUIPMENT, net of accumulated depreciation
 of $65,326 in 1998 and $30,429 in 1997                                      141,908               75,971
OTHER                                                                         36,070               35,378
                                                                         -----------          -----------
TOTAL                                                                    $ 6,464,272          $ 7,536,242
                                                                         ===========          ===========
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Deferred income (Note 6)                                               $ 1,750,000          $         -
  Accounts payable and accrued expenses                                      424,636              122,268
  Claims payable and reserves for incurred but
   unreported claims (Note 10)                                             1,038,344              145,131
  Deferred premium revenue                                                    81,562                2,385
                                                                         -----------          -----------
           Total current liabilities                                       3,294,542              269,784
                                                                         -----------          -----------
CONTINGENCIES (Note 7)                                                             -                    -

STOCKHOLDERS' EQUITY (Notes 3 and 8):
  Junior preferred voting stock, $1.00 par value, liquidation value $1,000, 7,500 shares authorized, 2,156 and 2,152
    shares issued and outstanding in 1998 and 1997, respectively               2,156                2,152
  Preferred stock, $1.00 par value, 2,000,000 shares
    authorized, none issued and outstanding in 1998 and 1997                       -                    -
  Common Stock:
    Class A non-voting, $0.10 par value, 8,000,000 shares
      authorized, 1,076,600 and 1,075,000 shares issued
      and outstanding in 1998 and 1997, respectively                         107,660              107,500
    Class B, $0.10 par value, 1 share authorized and outstanding
      in 1998 and 1997                                                             -                    -
  Additional paid-in capital                                              11,757,859           11,732,023
  Accumulated deficit                                                     (8,819,105)          (4,590,455)
  Treasury stock, at cost, 511 and 503 shares in 1998
    and 1997, respectively                                                   (16,000)              (8,000)
  Accumulated other comprehensive income                                     137,160               23,238
                                                                         -----------          -----------
           Total stockholders' equity                                      3,169,730            7,266,458
                                                                         -----------          -----------
TOTAL                                                                    $ 6,464,272          $ 7,536,242
                                                                         ===========          ===========

See notes to consolidated financial statements.

MD HEALTHSHARES CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
------------------------------------------------------------------------------

                                                                  1998                 1997                 1996
REVENUE:
  Premium revenue                                             $ 3,805,223         $   313,519          $         -
  Investment income                                               298,916             448,592              222,666
                                                              -----------         -----------          -----------
           Total revenue                                        4,104,139             762,111              222,666
                                                              -----------         -----------          -----------
EXPENSES:
  Medical service expenses                                      3,927,899             331,905                    -
  Selling, general and administrative                           4,346,971           3,255,385            1,570,448
  Depreciation                                                     57,919              26,605                3,825
  Interest expense                                                      -                   -               10,862
                                                              -----------         -----------          -----------
           Total expenses                                       8,332,789           3,613,895            1,585,135
                                                              -----------         -----------          -----------
NET LOSS                                                       (4,228,650)         (2,851,784)          (1,362,469)

OTHER COMPREHENSIVE INCOME (LOSS):
  Unrealized gain (loss) on securities
    available-for-sale:
      Unrealized holding gains (losses) arising during
        the year                                                   87,134              23,238              (15,938)
      Reclassification adjustment for losses included
        in net loss                                                26,788                   -               15,328
                                                              -----------         -----------          -----------
           Total other comprehensive income (loss)                113,922              23,238                 (610)
                                                              -----------         -----------          -----------
COMPREHENSIVE LOSS                                            $(4,114,728)        $(2,828,546)         $(1,363,079)
                                                              ===========         ===========          ===========
NET LOSS PER COMMON SHARE - BASIC                                  $(3.93)             $(2.66)              $(3.05)
                                                              ===========         ===========          ===========
WEIGHTED AVERAGE OUTSTANDING COMMON SHARES                      1,076,433           1,072,267              446,308
                                                              ===========         ===========          ===========

See notes to consolidated financial statements.

MD HEALTHSHARES CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
-------------------------------------------------------------------------------

                                                                                          COMMON STOCK
                                                              --------------------------------------------------------------------
                                            JUNIOR PREFERRED           CLASS A               CLASS B               CLASS A
                                              VOTING STOCK           NO PAR VALUE          NO PAR VALUE           NON-VOTING
                                          ----------------------------------------------------------------------------------------
                                            SHARES   AMOUNT       SHARES     AMOUNT      SHARES    AMOUNT    SHARES      AMOUNT
STOCKHOLDER'S DEFICIT, January 1, 1996           -    $    -         1     $       100        -     $   -           -    $      -
ISSUANCE OF COMMON STOCK                         -         -     2,142      11,826,306        1       100           -           -
REDEMPTION OF COMMON STOCK                       -         -        (1)           (100)       -         -           -           -
CHANGE IN UNREALIZED GAIN ON
  AVAILABLE-FOR-SALE SECURITIES                  -         -         -               -        -         -           -           -
NET LOSS                                         -         -         -               -        -         -           -           -
                                            ------   -------    ------    ------------   ------    ------   ---------   ---------
STOCKHOLDERS' EQUITY, December 31, 1996          -         -     2,142      11,826,306        1       100           -           -
RECAPITALIZATION (Note 3)                    2,142     2,142    (2,142)    (11,826,306)      (1)     (100)  1,071,000     107,100
ISSUANCE OF COMMON STOCK (Note 3)               10        10         -               -        -         -       4,000         400
PURCHASE OF TREASURY STOCK (Note 3)              -         -         -               -        -         -           -           -
CHANGE IN UNREALIZED GAIN ON
  AVAILABLE-FOR-SALE SECURITIES                  -         -         -               -        -         -           -           -
NET LOSS                                         -         -         -               -        -         -           -           -
                                            ------   -------    ------    ------------   ------    ------   ---------   ---------
STOCKHOLDERS' EQUITY, December 31, 1997      2,152     2,152         -               -        -         -   1,075,000     107,500

ISSUANCE OF COMMON STOCK (Note 3)                4         4         -               -        -         -       1,600         160

PURCHASE OF TREASURY STOCK (Note 3)              -         -         -               -        -         -           -           -

CHANGE IN UNREALIZED GAIN ON
  AVAILABLE-FOR-SALE SECURITIES                  -         -         -               -        -         -           -           -

NET LOSS                                         -         -         -               -        -         -           -           -
                                            ------   -------    ------    ------------   ------    ------   ---------   ---------
STOCKHOLDERS' EQUITY, December 31, 1998      2,156    $2,156         -    $          -        -    $    -   1,076,600    $107,660
                                            ======   =======    ======    ============   ======    ======   =========   =========

                                          --------------
                                              CLASS B                                                ACCUMULATED
                                          $0.10 PAR VALUE    ADDITIONAL                                  OTHER
                                          ---------------     PAID-IN      ACCUMULATED   TREASURY    COMPREHENSIVE
                                          SHARES   AMOUNT     CAPITAL        DEFICIT       STOCK        INCOME          TOTAL

STOCKHOLDER'S DEFICIT, January 1, 1996         -    $   -    $         -    $  (376,202)  $      -        $    610   $  (375,492)
ISSUANCE OF COMMON STOCK                       -        -              -              -          -               -    11,826,406
REDEMPTION OF COMMON STOCK                     -        -              -              -          -               -          (100)
CHANGE IN UNREALIZED GAIN ON
  AVAILABLE-FOR-SALE SECURITIES                -        -              -              -          -            (610)         (610)
NET LOSS                                       -        -              -     (1,362,469)         -               -    (1,362,469)
                                          ------   ------   ------------   ------------  ---------   -------------   -----------
STOCKHOLDERS' EQUITY, December 31, 1996        -        -              -     (1,738,671)         -               -    10,087,735
RECAPITALIZATION (Note 3)                      -        -     11,717,164              -          -               -             -
ISSUANCE OF COMMON STOCK (Note 3)              1        -         14,859              -          -               -        15,269
PURCHASE OF TREASURY STOCK (Note 3)            -        -              -              -     (8,000)              -        (8,000)
CHANGE IN UNREALIZED GAIN ON
  AVAILABLE-FOR-SALE SECURITIES                -        -              -              -          -          23,238        23,238
NET LOSS                                       -        -              -     (2,851,784)         -               -    (2,851,784)
                                          ------   ------   ------------   ------------  ---------   -------------   -----------
STOCKHOLDERS' EQUITY, December 31, 1997        1        -     11,732,023     (4,590,455)    (8,000)         23,238     7,266,458
ISSUANCE OF COMMON STOCK (Note 3)              -        -         25,836              -          -               -        26,000
PURCHASE OF TREASURY STOCK (Note 3)            -        -              -              -     (8,000)              -        (8,000)
CHANGE IN UNREALIZED GAIN ON
  AVAILABLE-FOR-SALE SECURITIES                -        -              -              -          -         113,922       113,922
NET LOSS                                       -        -              -     (4,228,650)         -               -    (4,228,650)
                                          ------   ------   ------------   ------------  ---------   -------------   -----------
STOCKHOLDERS' EQUITY, December 31, 1998        1    $   -    $11,757,859    $(8,819,105)  $(16,000)       $137,160   $ 3,169,730
                                          ======   ======   ============   ============  =========   =============   ===========

See notes to consolidated financial statements.


MD HEALTHSHARES CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996
---------------------------------------------------------------------------------------------------------------------------------
                                                                                1998            1997            1996
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                                                                  $(4,228,650)    $(2,851,784)      $(1,362,469)
 Adjustments to reconcile net loss to cash flows from
  operating activities:
    Loss on sales of available-for-sale securities                              26,788              --            15,328
    Depreciation                                                                57,919          26,605             3,825
    Changes in operating assets and liabilities:
     Premiums receivable                                                      (172,297)        (24,554)               --
     Advances to providers                                                     (35,000)             --                --
     Interest receivable                                                           571           2,378           (54,984)
     Prepaid expenses                                                           16,905          52,229           (97,747)
     Other                                                                        (692)        (30,153)           (5,225)
     Deferred income                                                         1,750,000              --                --
     Accounts payable and accrued expenses                                     302,368        (233,588)          314,918
     Interest payable                                                               --              --            (4,500)
     Claims payable and reserves for incurred but
      unreported claims                                                        893,213         145,131                --
     Deferred premium revenue                                                   79,177           2,385                --
                                                                             ---------      ----------        ----------
        Net cash used in operating activities                               (1,309,698)     (2,911,351)       (1,190,854)
                                                                             ---------      ----------        ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchases of available-for-sale securities                                 (8,782,118)     (5,017,311)         (355,663)
 Sales of available-for-sale securities                                     10,901,250         199,724           540,480
 Sales of restricted investments                                                    --          71,777                --
 Purchases of restricted investments                                                --              --        (1,071,777)
 Purchases of equipment                                                       (123,856)        (88,732)          (17,669)
                                                                             ---------      ----------        ----------
        Net cash provided by (used in) investing activities                  1,995,276      (4,834,542)         (904,629)
                                                                             ---------      ----------        ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Net proceeds from issuance of common stock                                     26,000          15,269        11,826,406
 Redemption of common stock                                                         --              --              (100)
 Purchase of treasury stock                                                     (8,000)         (8,000)               --
 Developmental funds provided by the medical community                              --              --           585,250
 Developmental funds returned to the medical community                              --              --        (1,041,960)
 Repayment of LSMS note payable                                                     --              --          (175,462)
                                                                             ---------      ----------        ----------
        Net cash provided by financing activities                               18,000           7,269        11,194,134
                                                                             ---------      ----------        ----------
NET (DECREASE) INCREASE IN CASH AND
 CASH EQUIVALENTS                                                              703,578      (7,738,624)        9,098,651

CASH AND CASH EQUIVALENTS, Beginning of year                                 1,408,901       9,147,525            48,874
                                                                             ---------      ----------        ----------
CASH AND CASH EQUIVALENTS, End of year                                      $2,112,479     $ 1,408,901       $ 9,147,525
                                                                             =========      ==========        ==========
NON-CASH INVESTING AND FINANCING TRANSACTION:
 Change in unrealized gain on available-for-sale securities                 $  113,922     $    23,238       $      (610)
                                                                             =========      ==========        ==========


See notes to consolidated financial statements.

MD HEALTHSHARES CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   ORGANIZATION AND PRINCIPLES OF CONSOLIDATION - MD HealthShares Corporation ("MDH") was incorporated on July 18, 1995 for the purpose of creating a health maintenance organization ("HMO") and other healthcare financing vehicles that provide medical services to HMO enrollees of the HMO and other types of plans, primarily through contractual arrangements with a network of hospitals and physicians located in the state of Louisiana. On October 2, 1996, MDH created Patient's Choice, Inc. ("PCI"), a wholly-owned subsidiary organized to operate on a state-wide basis an independent practice association HMO, and to administer on a state-wide basis a preferred provider organization ("PPO"). The Company is engaged primarily in one segment, which is the provision of medical services to managed care enrollees. The accompanying consolidated financial statements include the accounts of the MDH and PCI ("the Company"). Material intercompany balances and transactions are eliminated in consolidation.

   COMPREHENSIVE INCOME (LOSS) - The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130) effective January 1, 1998 and has provided the required information for all periods presented. SFAS No. 130 establishes standards for reporting and display of comprehensive income (loss) and its major components. Comprehensive income (loss) includes net loss and other comprehensive income
   (loss) which, in the case of the Company, includes only unrealized gains and losses on securities available-for-sale.

   USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, the most significant of which relate to incurred but unreported claims for medical services.

   CASH AND CASH EQUIVALENTS - Cash and cash equivalents include investments in highly liquid debt instruments with a maturity of three months or less when purchased, excluding restricted investments.

   MARKETABLE SECURITIES - Marketable securities have been categorized as available-for-sale and, as a result, are stated at fair value with the unrealized holding gains and losses reported as accumulated other comprehensive income within stockholders' equity. All marketable securities are available for current operations and, therefore, have been classified as current assets.

   RESTRICTED INVESTMENTS - Restricted investments at December 31, 1998 and 1997, which are comprised of certificates of deposit, are recorded at cost which approximates fair value.

   EQUIPMENT - Equipment is recorded at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective equipment, which lives range from 3 to 10 years.

   RESERVES FOR INCURRED BUT UNREPORTED CLAIMS - The Company provides reserves for estimated incurred but unreported physician, hospital, and pharmacy services rendered to enrolled members during the period. These reserves are determined by the use of completion factors applied to historical lag patterns and cost trends. Medical cost adjustments to current period estimates will be reflected in the operations of future periods and changes in these estimates could be significant.

   REVENUE RECOGNITION - Premium revenues are recognized in the period in which members are entitled to health care services. Premiums collected in advance are deferred.

   MEDICAL SERVICE EXPENSES - The Company has contractual agreements with independent physicians, hospitals, pharmacies, and others to provide comprehensive health care services to enrollees and their eligible dependents. Contracts with participating physicians provide for reimbursement for health care services at less than 100% of their established fees.

   REINSURANCE - The Company is covered under a medical reinsurance agreement that generally provides coverage for 80 percent of eligible hospital services in excess of $50,000 per member per year. Reinsurance premiums are reported as health care costs, and reinsurance recoveries are reported as a reduction of related health care costs. Reinsurance premiums were approximately $38,000, $3,000 and $-0- in 1998, 1997, and 1996, respectively. No such recoveries were recorded during 1998, 1997 or 1996.

   RISKS AND UNCERTAINTIES - The Company's business could be impacted by continuing price pressure on new and renewal business, the Company's ability to effectively control health care costs, additional competitors entering the Company's markets, federal and state legislation in the area of health care reform, and governmental licensing regulations of HMOs and insurance companies. Changes in these areas could adversely impact the Company's operations in the future.

   DEVELOPMENTAL FUNDS PROVIDED BY THE MEDICAL COMMUNITY - Prior to the offering of 2,142 shares of common stock at $6,000 per share to licensed physicians who are members of the Louisiana State Medical Society ("LSMS") and whose principal residences and medical offices (if a practicing physician) are located in Louisiana, MDH solicited voluntary contributions ("developmental funds") from the medical community to fund the Company's developmental (primarily consulting) costs. The Board of Directors resolved to repay all such developmental funds when the minimum number of shares (2,000) was issued. Accordingly, such developmental funds (which were non-interest bearing) were reflected in the 1995 financial statements as developmental funds provided by the medical community. MDH ceased solicitation of such developmental funds on February 14, 1996. In December 1996, MDH repaid all of its developmental funds ($1,041,960) that were provided by the medical community.

   NET LOSS PER COMMON SHARE - BASIC - Basic earnings per share ("EPS") excludes dilution and is computed by dividing earnings available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is computed similarly to fully diluted EPS pursuant to APB Opinion No. 15.

   EMPLOYEE BENEFIT PLAN - All employees meeting eligibility requirements may participate in the Company's defined contribution plan (the "Plan"). The Plan is qualified under Internal Revenue Code Section 401(k). Matching contributions to the Plan are discretionary and determined by the Board of Directors. For the year ended December 31, 1998, the Company contributed $27,665 to the Plan through matching contributions. The Company pays substantially all expenses associated with the Plan.

   INCOME TAXES - There are temporary differences in reporting certain expenses for financial statement and federal income tax purposes. The Company has net operating loss carryforwards at December 31, 1998 of approximately $7.7 million, which may be used to offset taxable income in future years. Such carryforwards expire in varying amounts from 2010 to 2018.

   Reclassifications - Certain amounts in prior years' consolidated financial statements have been reclassified to conform to the 1998 presentation.

2. MARKETABLE SECURITIES

   Marketable securities at December 31, 1998 and 1997 include the following:

                                                          1998
                                   --------------------------------------------
                                   FAIR     UNREALIZED     UNREALIZED
                                   VALUE       GAIN           LOSS       COST

Marketable equity securities    $  820,423    $163,575      $62,073   $  718,921
U.S. government and agency
 securities                        351,154       1,132          167      350,189
Corporate notes                  1,637,250      36,661        1,968    1,602,557
                                ----------    --------      -------   ----------
                                $2,808,827    $201,368      $64,208   $2,671,667
                                ==========    ========      =======   ==========

                                                          1997
                                   --------------------------------------------
                                   FAIR     UNREALIZED     UNREALIZED
                                   VALUE       GAIN           LOSS       COST

Marketable equity securities    $  769,137    $47,442       $24,204   $  745,899
U.S. government and agency
 securities                      2,549,046          -             -    2,549,046
Corporate notes                  1,522,642          -             -    1,522,642
                                ----------    -------       -------   ----------
                                $4,840,825    $47,442       $24,204   $4,817,587
                                ==========    =======       =======   ==========

   For the purpose of determining gross realized gains and losses, the cost of securities sold is based upon specific identification. The debt securities above have contractual maturities ranging from one to ten years.

3. STOCKHOLDERS' EQUITY

   On August 17, 1996, MDH completed a public offering of 2,142 shares of its Class A common stock, at a public offering price of $6,000 per share (the "Offering"). The net proceeds from the Offering of approximately $11.8 million is being used to operate on a state-wide basis an independent practice association model HMO, and to organize and administer on a state-wide basis a PPO.

   Until March 22, 1997, the initially authorized common stock of MDH consisted of Class A and Class B common stock. No person could own of record or beneficially more than one share of Class A stock. The Class A and Class B common stock could not be sold, assigned, transferred or otherwise disposed of by any person unless, in the case of the Class A common stock, MDH failed to exercise its right of first refusal. The right of first refusal specified that MDH could purchase the Class A common stock from any person at the lesser of the book value per share or the seller's cost to purchase the stock. The Class B common stock, which was issued on November 23, 1996, could, at MDH's option and discretion, be redeemed for $100 upon written request of the Class B common stockholder, which was the LSMS. Additionally, the Class A and Class B common stockholders elected twelve and three, respectively, of the fifteen Directors of MDH.

   On March 22, 1997, MDH's stockholders approved a plan of recapitalization and amendments to MDH's articles of incorporation. In connection therewith, 7,500 shares of Junior Preferred Voting Stock, 2,000,000 shares of Preferred Stock and 8,000,000 shares of Class A Non-voting Stock were authorized. Additionally, all of MDH's 2,142 outstanding shares of Class A Common Stock were canceled, and each former share of Class A Common Stock was converted into one share of Junior Preferred Voting Stock and 500 shares of Class A Non-voting Common Stock.

   The Junior Preferred Voting Stock is the principal voting security of MDH. The other voting security of MDH, one share of Class B Common Stock, is held by the LSMS. The Class B Common stockholder elects three of the fifteen directors of MDH and votes along with the other voting stockholders on all matters voted upon by the stockholders. The Junior Preferred Voting stockholders elect twelve of the fifteen directors of MDH.

   No dividends may be paid on the Junior Preferred Voting Stock. Additionally, MDH's bylaws prohibit the donation of Junior Preferred Voting Stock and permit the resale or other transfer of Junior Preferred Voting Stock only to persons who are licensed Louisiana physicians and LSMS members, and who do not already own a share of Junior Preferred Voting Stock, unless MDH exercises its right of first refusal. The right of first refusal specifies that MDH may purchase, at its option, the Junior Preferred Voting Stock from any person for the liquidation value of $1,000.

   The Class A Non-voting Common Stock may receive dividends when and if declared by MDH. MDH's bylaws permit the resale of or other transfer of Class A Non-voting Common Stock only to persons who are licensed Louisiana physicians and LSMS members. Resale or other transfer of the shares of Class A Non-voting Common Stock is prohibited until each holder's shares are released from the resale prohibition as follows:

                                                        NUMBER OF
                                                    SHARES RELEASED

               March 22, 1998                             100
               March 22, 1999                             200
               March 22, 2000                             200
                                                        -----
                                                          500
                                                        =====

   Furthermore, ownership by any person of more than two percent of the outstanding shares of Class A Non-voting Common Stock is prohibited; however, MDH may issue up to six percent of the outstanding Class A Non-voting Common Stock to executive officers of the Company pursuant to its stock-based compensation plan (see Note 8).

   During 1998 and 1997, the Company sold four and ten units of capital stock which were comprised of four and ten shares, respectively, of Junior Preferred Voting Stock and 1,600 and 4,000 shares, respectively, of Class A Non-voting Common Stock. The average number of outstanding common shares for 1998 and 1997 reflects these transactions.

   During 1998 and 1997, the Company also purchased eight and three units of capital stock comprised of eight and three shares, respectively, of Junior Preferred Voting Stock and 500 shares of Class A Non-voting Common Stock in 1997. These shares are accounted for as treasury stock.

4. RELATED PARTY TRANSACTIONS

   Certain members of the LSMS's board of directors are members of the board of directors of MDH. On September 6, 1995, MDH purchased a feasibility study for the development of a physician-owned, state-wide HMO from the LSMS for $175,462. This purchase was effected by the issuance of a note payable to the LSMS. The note payable provided for interest at a rate of 8.0 percent per annum and was payable in equal annual installments (including interest) of $98,394 on September 5, 1996 and 1997. On October 9, 1996, MDH repaid the outstanding principal and accrued interest of $15,345 related to this note payable.

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

   The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

   Cash and cash equivalents - The carrying amount approximates fair value because of the nature of these instruments.

   Marketable securities - The fair values of marketable securities are estimated based on quoted market price for those or similar investments.

   Restricted investments - Restricted investments, which are comprised of certificates of deposit, are recorded at cost which approximates fair value.

   The estimated fair values of the Company's financial instruments at December 31, 1998 and 1997 are as follows:

                                        1998                            1997
                                ------------------------        -----------------------
                                CARRYING        FAIR            CARRYING        FAIR
                                 AMOUNT         VALUE            AMOUNT         VALUE
Cash and cash equivalents       $2,112,479    $2,112,479       $1,408,901    $1,408,901
Marketable securities            2,808,827     2,808,827        4,840,825     4,840,825
Restricted investments           1,000,000     1,000,000        1,000,000     1,000,000

6. DEFERRED INCOME

   On December 21, 1998, PCI entered into a contract with Advantage Health Plan ("AHP"), a Louisiana-based HMO in the process of a business wind down, whereby PCI would offer its HMO products to approximately 11,000 existing AHP commercial members effective February 1, 1999. PCI received $1.75 million for guaranteeing coverage of these members. PCI assumed no responsibility for medical services rendered to AHP-covered members prior to February 1, 1999. Additionally, none of the existing AHP contracts were acquired by PCI; rather, PCI entered into new contracts that were priced according to its own rate structure, subject to certain maximums and restrictions that were established by the Department of Insurance ("DOI") for the state of Louisiana.

   At December 31, 1998, the Company has reflected the $1.75 million received in connection with this contract as deferred income as the Company had not yet offered medical coverage to existing AHP members. This deferred income will be recognized as revenue over the term, typically one year or less, of the contracts accepted by former AHP members. As a result, this deferred income will be substantially recognized as revenue during 1999.

7. COMMITMENTS AND CONTINGENCIES

   EMPLOYMENT AGREEMENTS - The Company has entered into employment agreements with five officers with salaries aggregating $822,500 annually. These agreements provide for guaranteed bonuses ranging from 10 - 15% of these officers' base salaries and also provide for severance payments of three to twelve months base salary in the event of a change in control of the Board of Directors of the Company.

   RESTRICTED DEPOSITS - As an ongoing requirement of the state of Louisiana, PCI has deposited with the Commissioner of Insurance a safekeeping receipt of $1,000,000, consisting of certificates of deposit in ten separate banking corporations doing banking business with the state of Louisiana.

   OPERATING LEASE - Beginning July 1, 1997, the Company entered into an operating lease for the building housing its corporate headquarters. In January 1999, the Company relocated its corporate headquarters and entered into an additional operating lease. The Company incurred rental expenses of $66,537, $57,371 and $5,000 during 1998, 1997 and 1996, respectively. Net rental commitments over the next five years are as follows:

                1999                            $152,460
                2000                             163,350
                2001                             163,350
                2002                             163,350
                2003                             163,350
                Thereafter                        27,225
                                                --------
                                                $833,085
                                                ========

   Litigation - In the ordinary course of operations, the Company is subject to various litigation matters relating to health benefits provided to its subscribers. Although the outcome of these matters cannot be determined, it is management's opinion that disposition of these proceedings will not have a material adverse effect on the Company's consolidated financial statements.

   Pursuant to the contract referred to in Note 6, PCI has agreed to indemnify AHP for any possible monetary damages incurred by certain third parties as a result of the execution of the contract. Management is presently unable to determine the magnitude of any possible losses that may be incurred as a result of this indemnification but does not believe that this indemnification will have an adverse effect on the Company's consolidated financial statements.

   REGULATORY REQUIREMENTS - The state of Louisiana has implemented financial regulations for HMO's requiring, among other things, minimum net worth requirements. For each HMO which, by July 1, 1995, had not filed its application for a certificate of authority with the Commissioner of Insurance as required by law, the minimum net worth requirement is $2.0 million. PCI was in compliance with the state statutory net worth requirement at December 31, 1998.

   During 1998 and since the inception of operations in the first quarter of 1997, the Company has incurred substantial losses from operations due to the lack of premium revenue resulting from delays in marketing its managed care products. Based on current operations and projections, the Company could fall out of compliance with the minimum capitalization requirements of the DOI during the fourth quarter of 1999, and would be required prior to such time to raise additional capital as a condition to remain in compliance. However, PCI has recently introduced several new products to the marketplace and has been named as an approved HMO for several large group accounts which are currently undergoing enrollment. Revenue from these enrollment activities may reduce the Company's current operating losses sufficiently to permit it to remain in regulatory compliance through the remainder of 1999. The Company is exploring on a preliminary basis several alternatives to substantially increase premium revenue or capitalization, including the acquisition of existing base of members and/or the sale of additional capital stock. However, there can be no assurance that the Company will achieve income in the near term from new enrollees from group or individual products, or from the acquisition of existing base of members, sufficient to remain in regulatory compliance during all of 1999, or that, if necessary, the Company will succeed in increasing its capitalization through the sale of additional capital stock. PCI's failure to maintain compliance with regulatory capital requirements could result in one or more actions by the DOI with respect to PCI that could be materially adverse to shareholders, including the loss of part or all of their investments in the Company.

8. STOCK-BASED COMPENSATION PLAN

   The Company has a stock-based compensation plan through which several of the Company's officers are entitled to receive restricted stock grants contingent upon their satisfaction of specific tenure requirements. Restricted stock grants, which are vested one-third each year after the award date, are scheduled to be awarded as follows:

                                                NUMBER OF
                                                 SHARES

                1999                              7,350
                2000                              5,625
                2001                             15,350
                2002                             15,350
                2003                             16,500
                                                 ------
                                                 60,175
                                                 ======

   The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." The Company recognizes compensation cost equal to the fair value of the restricted stock when awarded. The Company did not recognize any material compensation cost related to the issuance of stock grants in 1998 and 1997.

9. CONCENTRATIONS OF CREDIT RISK

   Financial instruments which potentially subject the Company to concentrations of risk consist primarily of investments in marketable securities and commercial premiums receivable. As of December 31, 1998, the Company had no significant concentrations of credit risk due to the limited amounts which are invested in any one issuer and the large number of employer groups comprising the Company's customer base.

10. CLAIMS PAYABLE AND RESERVES FOR INCURRED BUT UNREPORTED CLAIMS

   The following is a summary of claims payable and reserves for incurred but unreported claims:

                                                1998            1997

   Balance, January 1                        $  145,131      $      -

   Incurred related to:
     Current year                             3,886,996       331,905
     Prior years                                 40,903             -
                                             ----------      --------
       Total incurred                         3,927,899       331,905

   Paid related to:
     Current year                             2,941,146       186,774
     Prior years                                 93,450             -
                                             ----------      --------
       Total paid                             3,034,686       186,774
                                             ----------      --------
   Balance, December 31                      $1,038,344      $145,131
                                             ==========      ========

11. INCOME TAXES

   Significant components of the Company's deferred tax assets at December 31, 1998 and 1997 are as follows:

                                                  1998           1997

   Net operating loss carryforwards           $2,691,000      $1,120,000
   Organizational expenses                       273,000         364,000
                                              ----------      ----------
   Deferred tax asset                          2,964,000       1,484,000
   Valuation allowance                        (2,964,000)     (1,484,000)
                                              ----------      ----------
   Deferred tax asset reported                $        -      $        -
                                              ==========      ==========

   A valuation allowance for the entire deferred tax asset has been recorded as its realization is not considered more likely than not.

12. MAJOR CUSTOMER

   Premium revenue from PCI's largest employer group aggregated approximately $667,000, representing 18% of total premiums for 1998.


                                     ******